Exhibit 99.1

OPC Energy Ltd., a Subsidiary of Kenon, Prices Series B Bonds Offering

Singapore, April 23, 2020. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) is announcing that its subsidiary OPC Energy Ltd.’s offering of NIS400 million (approximately $113 million) of Series B Bonds on the Tel Aviv Stock Exchange has been priced at an annual interest rate of 2.75%.

This press release is not an offer for, sale of, or a solicitation to purchase or subscribe for, any securities in the United States. The securities discussed in this press release have not been, and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration thereunder.